  Exhibit 99.1

High Tide to Open Two New Canna Cabana Locations in Welland and Calgary

CALGARY, AB, June 10, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that it has opened a new Canna Cabana branded location in Welland, Ontario, and expects to open an additional location in Calgary, Alberta. These openings bring High Tide's total store count to 224 Canna Cabana locations across Canada, 99 in the province of Ontario and 92 in the province of Alberta.

High Tide Inc., June 10, 2026

"Our growth story continues to be driven by a simple formula: securing strategic real estate in high-potential markets and connecting more consumers to the value offered through our Cabana Club and ELITE programs. The addition of these locations further strengthens our network effect and expands our ability to acquire and retain loyal members across Canada," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"We are especially pleased to reinforce our leadership position in Alberta, where High Tide was founded, while continuing to grow our presence in Ontario. As our store network and membership ecosystem expand together, we believe we are creating a competitive moat that becomes stronger with every new location we open," added Mr. Grover.

WELLAND LOCATION

The Company's new Canna Cabana located at 960 Niagara Street in Welland, Ontario will begin selling recreational cannabis products and consumption accessories for adult use on June 10, 2026. Marking the Company's first store in the city of Welland, the location anchors a newly developed commercial node at the north end of the city alongside a major grocer and other popular retailers. It serves a growing trade area of more than 65,000 residents within five kilometers, and limited existing competition, positioning it as the most convenient cannabis retail option for residents in the north end of Welland.

CALGARY LOCATION

The Company's new Canna Cabana located at 16 MacEwan Drive NW in Calgary, Alberta is expected to begin selling recreational cannabis products and consumption accessories for adult use on June 26, 2026, pending regulatory approval. The store anchors a new retail node in northwest Calgary, with no direct cannabis competition in its immediate trade area and only limited competition across a densely populated surrounding area of more than 60,000 residents within three kilometers. Situated alongside frequently visited retail locations, including a gas station and convenience store with ample parking, the location is an easily accessible neighbourhood stop. With the absence of any major competitor in the area, the site is strongly suited to the Company's value-driven discount club model.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 224 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company, with a 14% share of the German medical cannabis market, built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the receipt of regulatory approvals for the store openings; the timing of the new locations opening and beginning to sell recreational cannabis products and consumption accessories for adult use; the expected benefits of the store locations; and the level of competition in the areas.

Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0000894499

CO: High Tide Inc.

CNW 11:00e 10-JUN-26